FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: January 17, 2005	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on January 17, 2005.

Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0325)

DESPATCH OF COMPOSITE DOCUMENT

RELATING TO

PROPOSED PRIVATISATION OF BEIJING YANHUA BY SINOPEC CORP.

THROUGH BEIJING FEITIAN

BY WAY OF MERGER BY ABSORPTION OF BEIJING YANHUA

UNDER ARTICLE 184 OF THE PRC COMPANY LAW

AT THE CANCELLATION PRICE OF HK$3.80 PER BEIJING YANHUA H SHARE

Financial Adviser to Beijing Yanhua

Bear Stearns Asia Limited

Independent Financial Adviser to the Independent Board Committee of Beijing Yanhua

Lehman Brothers Asia Limited

The Composite Document was despatched to Beijing Yanhua Shareholders on Monday, 17 January 2005.

The Composite Document contains additional information in relation to the Proposal.

The respective notices of the Meetings scheduled to be held on Friday, 4 March 2005 are set out in the Composite Document and were published in South China Morning Post and Hong Kong Economic Times, respectively, on Monday, 17 January 2005.

Subject to, among other things, all the Conditions being fulfilled or waived, withdrawal of the Beijing Yanhua Listing is expected to become effective on Monday, 18 July 2005 (Hong Kong time). Details of the Conditions are set out in the Composite Document. The Proposal will lapse if it does not become effective on or before Saturday, 31 December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree), and Beijing Yanhua Shareholders will be notified accordingly by way of a press announcement. Beijing Yanhua Directors intend for the Beijing Yanhua Listing to be withdrawn if the Merger is implemented or be maintained in the event that the Merger is not approved or lapses.

Beijing Yanhua Shareholders and potential investors should be aware that implementation of the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, as set out in the Composite Document, and therefore the Proposal may or may not become effective. Beijing Yanhua Shareholders and potential investors are advised to exercise extreme caution when dealing in the shares of Beijing Yanhua.

INTRODUCTION

Reference is made to the joint announcement (the “Announcement”) dated 29 December 2004 and made by Beijing Yanhua and Sinopec Corp. in which it was stated that a proposal would be put forward to Beijing Yanhua Shareholders regarding the proposed privatisation of Beijing Yanhua through Beijing Feitian by way of merger by absorption of Beijing Yanhua under Article 184 of the PRC Company Law at the cancellation price of HK$3.80 per Beijing Yanhua H Share.

Terms defined in the Announcement have the same meanings when used in this announcement unless otherwise defined herein.

DESPATCH OF THE COMPOSITE DOCUMENT

The document (the “Composite Document”) containing details of the Proposal was despatched to Beijing Yanhua Shareholders on Monday, 17 January 2005.

The Composite Document contains, among other things, further details of the Proposal, the Merger Agreement, information on Beijing Yanhua, expected timetable, financial information relating to Beijing Yanhua, the letters from the Independent Board Committee and the Independent Financial Advisor and the respective notices of the Meetings.

MEETINGS

The Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders are scheduled to be held at 9:30 a.m. and 10:30 a.m., respectively on Friday, 4 March 2005 at Beijing Yanhua Hotel, No.4 Ying Feng Zhong Lu, Yanshan, Fangshan District, Beijing, the People’s Republic of China. Notices of the Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders are set out in the Composite Document and were published in South China Morning Post and Hong Kong Economic Times, respectively, on Monday, 17 January 2005. Further press announcements will be made by Beijing Yanhua giving details of the voting results of the Meetings.

CLOSURE OF THE REGISTERS OF MEMBERS OF BEIJING YANHUA

For the purpose of determining the entitlements of Beijing Yanhua Shareholders to attend and vote at the Special General Meeting and/or the Special General Meeting of the Independent Beijing Yanhua Shareholders, the registers of members of Beijing

Yanhua will be closed from Wednesday, 2 February 2005 to Friday, 4 March, 2005 (both dates inclusive). During such period, no transfer of Beijing Yanhua Shares will be effected. In order to be entitled to attend and vote at the Special General Meeting and/or Special General Meeting of the Independent Beijing Yanhua Shareholders, all transfer of Beijing Yanhua H Shares must be lodged with the Beijing Yanhua’s H share registrar in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:00 p.m. on Tuesday, 1 February 2005.

GENERAL

Beijing Yanhua Shareholders and potential investors should be aware that implementation of the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, as set out in the Composite Document, and therefore the Proposal may or may not become effective. Beijing Yanhua Shareholders and potential investors are advised to exercise extreme caution when dealing in the shares of Beijing Yanhua.

Subject to, among other things, all the Conditions being fulfilled or waived, withdrawal of the Beijing Yanhua Listing is expected to become effective on Monday, 18 July 2005 (Hong Kong time). Details of the Conditions are set out in the Composite Document. The Proposal will lapse if it does not become effective on or before Saturday, 31 December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree), and Beijing Yanhua Shareholders will be notified accordingly by way of a press announcement. Beijing Yanhua Directors intend for the Beijing Yanhua Listing to be withdrawn if the Merger is implemented or be maintained in the event that the Merger is not approved or lapses.

EXPECTED TIMETABLE

The expected timetable for the Proposal is set out below:

Latest time for lodging transfers of the Beijing Yanhua H Shares in order to be entitled to attend and vote at the Special General Meeting and the Special General Meeting of the Independent
Beijing Yanhua Shareholders	4:00 p.m. on
Tuesday, February 1, 2005

Depositary mail proxy material to Beijing Yanhua ADS Holders	Tuesday, February 1, 2005^

Closure of the registers of members of Beijing Yanhua for the determination of entitlements of the Independent Beijing Yanhua Shareholders to attend and vote at the Special General Meeting of the Independent Beijing Yanhua Shareholders and of the Beijing Yanhua Shareholders to attend and vote at the Special General
Meeting	Wednesday, February 2, 2005
to Friday, March 4, 2005

Latest time for receiving reply slips for the Special General Meeting and Special General Meeting of Independent Beijing
Yanhua Shareholders	Saturday, February 12, 2005

Latest time for receipt by the Depositary for completed ADS Voting Instruction Cards from registered holders of Beijing
Yanhua ADSs*	Monday, February 21, 2005^

Latest time for lodging forms of proxy in respect of the Special
General Meeting	9:30 a.m. on
Thursday, March 3, 2005

Latest time for lodging forms of proxy in respect of the Special General Meeting of the Independent Beijing Yanhua
Shareholders	10:30 a.m. on
Thursday, March 3, 2005

Suspension of dealings in the Beijing Yanhua H Shares	9:30 a.m. on
Friday, March 4, 2005

Special General Meeting	9:30 a.m. on
Friday, March 4, 2005

Special General Meeting of the Independent Beijing Yanhua
Shareholders	10:30 a.m. on
Friday, March 4, 2005

Press announcement of the results of the Special General Meetings in South China Morning Post And Hong Kong
Economic Times	Monday, March 7, 2005

Resumption of dealings in the Beijing Yanhua H Shares	9:30 a.m. on
Monday, March 7, 2005

Each of Beijing Yanhua and Beijing Feitian notifies its creditors
of the Proposal pursuant to PRC Company Law	Monday, March 7, 2005

End of the period during which creditors may request Beijing Yanhua and Beijing Feitian to pay off their respective
indebtedness (if waiver is not obtained)#	Tuesday June 7, 2005

Expected date for all Conditions (except filing for de-registration of Beijing Yanhua with Beijing SAIC) to be satisfied, including
obtaining of all the PRC Approvals	Monday, July 4, 2005

Press announcement that of all Conditions (except filing for de-registration of Beijing Yanhua with Beijing SAIC) are satisfied and the expected date of withdrawal of the Beijing Yanhua Listing in South China Morning Post and Hong Kong Economic
Times	Tuesday, July 5, 2005

Notice to the Hong Kong Stock Exchange and the New York Stock Exchange of the expected date of withdrawal of Beijing Yanhua Listing of Beijing Yanhua H Shares and Beijing Yanhua
ADSs, respectively	Tuesday, July 5, 2005

Last day for dealings in the Beijing Yanhua ADSs	4:00 p.m.on
Friday, July 8, 2005^

Last day for dealings in the Beijing Yanhua H Shares	4:00 p.m.on
Monday, July 11, 2005

Suspension of dealings in the Beijing Yanhua H Shares	9:30 a.m. on
Tuesday, July 12, 2005

Latest time for lodging transfers of the Beijing Yanhua H Shares
in order to qualify for the Cancellation Price	4:00 p.m. on
Thursday, July 14, 2005

Record Time/Closure of Beijing Yanhua’s ADS registers of ADS
holders of Beijing Yanhua (until deregistration occurs)	5:00 p.m. on
Thursday, July 14, 2005^

Record Time/Closure of Beijing Yanhua’s registers of members
of Beijing Yanhua (until deregistration occurs)	4:00 p.m. on
Friday, July 15, 2005

Date of filing for de-registration of Beijing Yanhua with
Beijing SAIC	Monday, July 18, 2005

Withdrawal of the Beijing Yanhua Listing becomes effective	Monday, July 18, 2005

Press announcement of the date of filing for de-registration and the withdrawal of the Beijing Yanhua Listing in South China
Morning Post and Hong Kong Economic Times	Tuesday, July 19, 2005

Cheques for payment of the Cancellation Price to be despatched
on or before	Thursday, July 28, 2005

#	Beijing Feitian and Beijing Yanhua will use their respective best efforts to obtain an exemption from the period for the creditor notice from the relevant PRC government authorities. If an exemption is granted, this period could end 60 days earlier than the date indicated above. There can be no assurance, however, that such exemption will be granted.

*	If you hold your Beijing Yanhua ADSs indirectly you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your Beijing Yanhua ADSs if you wish to vote.
^	Eastern Standard Time in the United States

On behalf of the board of Sinopec Beijing Yanhua Petrochemical Company Limited Zhou Quansheng Secretary to the Board of Directors

Beijing, PRC, 17 January 2005

The Beijing Yanhua Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Beijing Yanhua Board comprises: Mr. Wang Yongjian, Mr. Yang Qingyu, Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.